Exhibit 99

News

RiT TECHNOLOGIES LAUNCHES STRATEGIC NEW SOLUTION FAMILY:
PALADIN ™ ENVIRONMENT AND SECURITY MANAGEMENT SOLUTIONS

– Comprehensive, Differentiated Solutions Extend RiT’s Offerings for
Clients and Partners, Expand its Addressable Markets –

– RiT to Feature Paladin™ at Booth #1025, BICSI Jan 18-22 –

Tel Aviv, Israel – January 13, 2009 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced a strategic new solution family: Paladin™ Solutions for real-time, active Environment and Security Management.

The innovative Paladin solutions, based on technology from one of RiT’s business partners, are designed for 24/7 active monitoring and real-time analysis of a premises’ temperature, power usage, physical access and many other environmental and security parameters. Taking a preventive rather than a reactive approach, the system consists of both software and hardware components, and is designed to interface fully and easily with the sensors and equipment of other vendors. Paladin’s scalable modular architecture enables it to be deployed in a broad variety of mission-critical environments, and to grow as required from initial installations in datacenters to communications rooms, remote stations and other facilities – whether for utilities, telecommunications service providers, military/governmental installations, or other types of organizations.

“Paladin takes a new, more flexible and comprehensive approach to active Environment and Security Management – a practical solution for the continuous operation challenges of critical business facilities,” commented Mr. Avi Kovarsky, RiT’s CEO and President. “On a strategic level, Paladin represents a significant expansion of our solution offering. Since security and environmental solutions are considered essential products for mission-critical organizations, we believe that Paladin will open up attractive new markets for us and our partners.”

Paladin solutions are differentiated by their ability to actively protect the environment and security of virtually all types of local and remote premises from a central station. Paladin solutions are designed to provide 24/7 collection and analysis of data from practically any type of sensor, as well as from cameras and other types of security equipment. When the system senses a developing situation, it alerts and responds automatically and immediately, minimizing damage and downtime by setting in motion a chain of user-defined actions, each based on the system’s unique business logic capabilities.

To facilitate deployment in existing installations, Paladin interfaces with the standard sensors of third-party vendors as well as with its own sensors.

Mr. Kovarsky continued, “We believe we are bringing a unique concept to the active Environment and Security Management market – the combination of real-time, active management and control capabilities with powerful business logic and an open and scalable platform. We believe Paladin’s differentiating functionality makes it a winning proposition that will be welcomed by an industry in need of better solutions.”

RiT Technologies Ltd.

News

Visit RiT at BICSI

RiT will showcase its new Paladin product line next week at Booth #1025 of the BICSI 2009 Winter Conference and Exhibition. At the booth, RiT will also be demonstrating its cutting-edge structured cabling solutions, advanced cable and asset management (CAM) and industry-leading intelligent infrastructure management (IIM) solutions.

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss our expectations from Paladin, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Oded Nachmoni
VP Product Management & Professional Services
+972-3-645-5481
odedn@rit.co.il

RiT Technologies Ltd.